FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

GRANDVIEW GOLD SIGNS DEFINITIVE OPTION AGREEMENT WITH FRONTEER
AND BEGINS DRILLING DIXIE LAKE PROPERTY

October 18, 2005 - Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) is pleased to announce that it has signed a definitive Option Agreement with Fronteer Development Group Inc. (TSX:FRG; AMEX:FRG) (“Fronteer”) for Fronteer’s Dixie Lake Property and that drilling has already commenced on the property.

The Dixie Lake Property is located 25 kilometres southeast of the town of Red Lake, and 25 kilometres south of Placer Dome Inc.’s Campbell Mine and Goldcorp Inc.’s Red Lake Mine. Previous operators on the property include Newmont, and Teck Corporation.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, stated, “We are very excited to be working with Fronteer, Mark O’Dea and their experienced team of geoscientists. The Dixie Lake Property is an excellent opportunity for Grandview Gold and Fronteer to put together a potential economic deposit in the Red Lake District.”

Details of the Option Agreement are that Grandview Gold may earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000, assuming payments totaling $75,000 to the underlying property vendor and issuing 160,000 shares of Grandview Gold to a third party as a finder’s fee. The current drilling program on the Dixie Lake Property includes a minimum of 2,500 metre of core diamond drilling. The drilling contract has been awarded to Rodren Drilling of Winnipeg, Manitoba, and is expected to be completed by early November 2005.

The Dixie Lake Property is a mid-stage exploration property with an established gold resource and was the property of merit allowing Fronteer to become listed on the TSX. The Dixie Lake Property fits perfectly into Grandview Gold’s Canadian exploration strategy of aggressively exploring the Red Lake –Rice Lake greenstone belts.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
360 Bay Street, Suite 500
Toronto, ON, Canada, M5H 2V6
Phone: 416 409 8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.